M O R S E,  Z E L N I C K,  R O S E  &  L A N D E R
A   L I M I T E D   L I A B I L I T Y   P A R T N E R S H I P

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November 17, 2009

WRITER’S DIRECT LINE (212) 838-8269

Peggy Fisher, Esq.
Assistant Director
Division of Corporate Finance
Mail Stop 3030
Securities and Exchange Commission
Washington. D.C. 20549

Re:	Whispering Oaks International, Inc. (n/k/a BioCurex, Inc.)
Registration Statement on Form S-1
Filed October 5, 2009
File No. 333-162345

Dear Ms. Fisher:

          On behalf of BioCurex Inc. (the “Issuer”), we submit this response to your letter dated October 30, 2009. This letter is being filed electronically through the EDGAR system as an adjunct to Amendment No. 1 to the above-referenced Registration Statement. In addition, we are sending you by overnight courier three copies of Amendment No. 1 marked to show changes from the original Registration Statement as well as a hard copy of this letter.

          Our responses are keyed to your comments in the order in which they appear in your letter of comments. In order to facilitate your review we have incorporated your comments in bold into this response letter.

1.

Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document.

The prospectus included in Amendment No. 1 contains all the information required to be included in a statutory prospectus, including a range for the offering price of the units and the number of shares and redeemable warrants to be included in the units. This will be the first preliminary prospectus to be circulated.

2.	Please expand the title of the warrants to refer to the redemption feature. See Instruction 1 to Item 202 of Regulation S-K. Also disclose the redemption price for the public warrants.

In Amendment No. 1, the warrants are now referred to as the “redeemable warrants” rather than “public warrants.” We have also inserted the redemption price. See the cover page of the prospectus as well as pages 5 and 52.

Peggy Fisher, Esq.
Assistant Director
Division of Corporate Finance
November 17, 2009

3.	Please tell us what you mean by the “initial offering price” of the units. Also tell us on what authority you rely to conduct this offering at any price other than a fixed price.

The use of the word “initial” has been deleted from Amendment No. 1. The offering will be conducted at a fixed price.

4.

Your disclosure here implies that multiple shares of common stock and multiple warrants will be included in the units sold to the public and to the representative of the underwriter upon exercise of the warrant granted to it. Your disclosure on page 53 and the first paragraph of Exhibit 5.1 indicate the units will consist of only one share of common stock and one warrant. Please reconcile.

Each unit will consist of 70 shares of common stock and 70 redeemable warrants. The disclosure on page 53 and the legality opinion have been revised accordingly.

5.

Please revise to clarify how the “units will be priced at a substantial discount to the market price,” given: (1) that it appears the units are not and will not be traded or quoted on a market; and (2) your disclosure that you expect the initial offering price of the units to be $5.00 per unit, which is greater than the last sales price of your common stock that you disclose.

The prospectus included in Amendment No. 1 states specifically how many shares and warrants will be included in the units and the range within which the units are expected to be priced. Accordingly, the clause quoted in your comment has been deleted.

6.

With a view toward disclosure, please tell us the amount of the “substantial discount” you mention and how the number of shares and warrants to be included in each unit will be determined. We note the disclosure that such numbers will be “based on the market price of a share of our common stock at the time of the offering,” which does not appear to adequately explain how those numbers will be determined.

Please see our response to your comment 5 above.

7.

If you elect to highlight your licensing agreements in your summary, then please ensure your disclosure regarding those agreements is fair and balanced. We note, for example, that you mention your license with Abbott Labs. However, your disclosure here does not also disclose that, pursuant to an amended agreement, Abbott Labs has no further obligation to attempt to commercialize or perform further research and development and pay a minimum annual royalty, as indicated in your amended Form 8-K filed August 15, 2008. Please revise to accurately disclose whether Abbott Labs has taken any steps to commercialize or perform research and development on the technology since it entered into the amended agreement which relieved it of any future due diligence obligations. This comment also applies to the disclosure on page 38.

Peggy Fisher, Esq.
Assistant Director
Division of Corporate Finance
November 17, 2009

Amendment No. 1 includes additional disclosure on the current status of the license agreements. Such additional disclosure can be found in the following sections of the prospectus included in Amendment No. 1: Summary, Risk Factors, Management’s Discussion and Analysis of Financial Condition and Business. See pages 3, 9, 22, 29 and 37-38.

8.

Given your disclosure in the fourth bullet on page 6 and disclosure on your prospectus cover regarding pricing at a substantial discount, it appears that exercise prices of the options you intend to grant to your affiliates will be at a substantially below the market price of your common stock. If so, please revise to state so directly. Also identify the individuals who will receive options and the number each will receive. Expand the disclosure under the “Management” section to describe the material terms of the transaction or plan that relates to the option grants.

Based on the anticipated offering price of the units as well as the number of shares and warrants included in the units, it does not appear that the units will be priced at a “substantial” discount to market. In addition, the price of the unit is intended to reflect the true fair market value of the shares included therein. In fact, the exercise price of the management options may be greater than the true fair market value of a share of stock in light of the fact that, for this purpose, no value will be attributed to the warrants included in the units. Nevertheless, in response to your comment, additional disclosure has been inserted on page 6 regarding the possibility that the exercise price of the management options may be less than the market price of the Issuer’s stock on the date of grant. In addition, disclosure has been added identifying the persons who will be granted the options and the number of shares to be covered by the options they receive. In addition, a new subsection, “2009 Management Options” has been added to the Management section where the disclosure is repeated and the material terms of the options are listed. See page 49. In passing, we note that, in the original filing, the notes to the Beneficial Ownership table included information regarding the recipients of the options and the number of options they will receive.

9.

We note here and on page 20 that you present summarized June 30, 2009 pro forma and pro forma, as adjusted, balance sheet data related to certain events that occurred after June 30, 2009. Pro forma financial information is intended to provide investors with information about the continuing impact of a transaction by showing how a specific transaction or group of transactions might have affected historical financial statements, illustrating the scope of the change in your financial position and results of operations. Please tell us and revise your filing to explain to us in detail why you have furnished pro forma financial information related to each of these events and how disclosure of this pro forma financial information would be material to investors. Refer to the guidance in Rule 11-01(a)(8) of Regulation S-X. We may have further comment upon reviewing your response.

The pro forma information included in the initial filing is now incorporated into the Issuer’s financial information as of and for the nine months ended September 30, 2009 and therefore has been deleted from Amendment No. 1. With respect to material information occurring subsequent to September 30, 2009, the significance of those events is now disclosed.

10.

Please revise your filing to include a June 30, 2009 pro forma condensed balance sheet and pro forma condensed statements of income for the six months ended June 30, 2009 and for the year ended December 31, 2008 with accompanying explanatory notes that reflects events

Peggy Fisher, Esq.
Assistant Director
Division of Corporate Finance
November 17, 2009

disclosed on pages 7 and 20 that are determined to meet the requirements of rule 11-01(a)(8) of Regulation S-X. Refer to the guidance in Rule 11-02 of Regulation S-X.

Please see the response to comment 9 above.

11.

We note the disclosure here, on pages 25, F-15 and F-42 and in your Form 8-Ks filed February 6, September 8 and September 10, 2009 regarding numerous changes and modifications related to the securities you previously sold to the two private investors on June 29, 2007. We also note that the shares of common stock underlying those securities appear to be registered for resale on Form S-1, file number 333-144879. Generally, it is inconsistent with Section 5 of the Securities Act to renegotiate the terms of a private transaction while the related securities are the subject of a registration statement. Please provide us your analysis of how the changes and modifications you mention in your disclosure and in your Form 8-Ks were consistent with Section 5 of the Securities Act.

The issuance of amended notes to the pre-existing holders of the original notes as a consequence of the revision of the original notes effected by the Loan Modification Agreement is an exchange of securities exclusively with two existing security holders. No commission or other remuneration was paid or given directly or indirectly by the Issuer for effecting that exchange with these pre-existing security holders. Accordingly, the amended notes are exempted securities pursuant to Section 3(a)(9) of the Securities Act.

Even if the Issuer must look for a transactional exemption for the issuance of the amended notes, we believe that the issuance of the amended notes should not be integrated with the sale of the derivative common shares by the note holders and covered by Registration Statement No. 33-144879. The issuance of the amended notes and the common stock issuable on the conversion thereof are an exempted transaction under Sections 4(2) and 4(6) of the Securities Act. It also falls within the safe harbor of Regulation D.

Further, the modification and exchange transaction did not arise through a general solicitation. The only parties in contact with the Issuer with respect to the Loan Modification were the two original note holders. These parties were well-known to the Issuer at the time. As the only holders of the notes, they were the exclusive parties to whom the amended notes were offered.

The Loan Modification Agreement between the Issuer and the holders of the convertible notes should not be integrated with the offering of securities covered by Reg. No. 333-144879 and did not constitute a violation of Section 5 of the Securities Act of 1933, as amended (the “Act”), for all of the following additional reasons:

•	The original issuance of the notes in June 2007 and the modification of those notes in August 2009 are two separate and distinct transactions, specifically:

	•	They occurred more than two years apart.

•

Once the convertible notes were issued and the shares of common stock issuable upon the exercise of the note holders’ conversion right were registered, the Issuer had fulfilled all of its obligations relating to the issuance of those convertible

Peggy Fisher, Esq.
Assistant Director
Division of Corporate Finance
November 17, 2009

notes and the transaction was closed. Hence, the issuance of the amended notes was a separate and distinct transaction.

•	At the time of the original issuance of the convertible notes, it was not contemplated that the parties would enter into the Loan Modification Agreement.

•	The purpose of the original issuance of the convertible notes was to raise capital for the Issuer through the issuance of debt securities in a private placement transaction. The purpose of the Loan Modification Agreement was, in part, to facilitate the Issuer’s ability to consummate a public offering of equity securities (i.e., stock and warrants).

•	In June 2007, the Issuer received cash for the Issuance of the convertible notes. In connection with the Loan Modification Agreement, the Issuer did not receive any cash or property.

•	The registration statement referred to your comment is a resale registration statement covering the resale of the shares of common stock issuable upon exercise of the conversion right under the convertible notes. It does not register the issuance or resale of the convertible notes themselves.

Finally, though never formally withdrawn, by the time negotiations with respect to the Loan Modification Agreement commenced, the prospectus was no longer being used and was not usable by the note holders for the sale of the common stock for, among other things, the financial information was “stale”. If and to the extent the note holders sought to sell shares issuable on conversion of their notes, those shares would have been sold under Rule 144. In effect, there was no longer a registration statement with respect to the conversion shares.

12.

Please ensure that your disclosure consistently and accurately describes the securities you have outstanding. For example, we note that you refer here to “senior secured notes,” but refer on page 7 to “secured convertible notes” and refer on page 20 to “amended secured notes.” Please revise.

In accordance with your comment, we have revised the filing. The notes that were issued in June 2007 are referred to throughout the prospectus as the “original secured convertible notes” and the notes issued in August 2009 in exchange for the original secured convertible notes are referred to as the “amended secured convertible notes.”

13.

Rather than describing in generic terms the types of FDA approval that are required, discuss specifically what steps you have taken regarding the regulatory approval process and the current status of the approval you will need to market your products in the U.S. Disclose whether Abbott Labs has taken any steps to obtain regulatory approval since it entered into the amended license agreement which relieved Abbott of future obligations to BioCurex.

Peggy Fisher, Esq.
Assistant Director
Division of Corporate Finance
November 17, 2009

The prospectus included in Amendment No. 1 includes the information referred to in your comment. The fact is neither the Issuer nor Abbot has taken any steps to obtain regulatory approval. Please see pages 3, 9, 22, 29 and 37-38.

14.

Since it appears that you intend to apply the proceeds of this offering to discharge indebtedness, please ensure that your disclosure includes the interest rate and maturity of that indebtedness and, if incurred within one year, the use of proceeds of such indebtedness. Refer to Instruction 4 to Item 504 of Regulation S-K. We note, for example, that the second bullet does not mention the interest rate or maturity of the debt disclosed there and the third bullet does not mention the maturity date. We also note the vague reference in the last bullet to discharging “other outstanding indebtedness.” Please revise.

As a result of a comment received from a state securities law regulator, the disclosure in Use of Proceeds has been converted to tabular format. A new paragraph has been added with additional information required by Item 504 of Regulation S-K per your comment. Also, the reference in the last bullet to “other outstanding indebtedness” has been deleted.

15.

We note that you present $2.129 million and $2.931 million of debt outstanding at December 31, 2008 and June 30, 2009, respectively, within your capitalization table. Please reconcile this information to your outstanding debt recorded within your historical June 30, 2009 and December 31, 2008 balance sheets presented on pages F-2 and F-23, respectively.

The capitalization table in Amendment No. 1 has been revised in accordance with your comment.

16.

In addition to simply disclosing the terms of your licensing agreements, please expand to disclose what has been accomplished and what work is currently performed by the licensees pursuant to those agreements. For example:

•

it appears from Section 2.6 of Exhibit 10.3 that as long as Abbott Labs is engaged in research and development activities, it is to provide you with a report regarding the status of such activities. Please expand to summarize the nature and extent of activities undertaken by Abbott Labs since your agreement with it was amended, as set forth in your amended Form 8-K filed August 15, 2008. In this regard, it appears from your disclosure on page 5 of your annual report on Form 10-K for the fiscal-year ended December 31, 2008 that Abbott Labs no longer performs any research and development activities. If that is correct, please revise to state so directly in each location of your document where you discuss your agreement with Abbott Labs; and

•

it appears from Section 7.3 of Exhibit 10.4 that Inverness is required to report to you on its progress on the development and testing of your products and the status of obtaining regulatory approvals. Please expand to summarize the progress it has made in those endeavors since it entered into the license agreement. For example, describe the nature and extent of the progress relayed to you by Inverness in commercializing products and whether any “product and development milestones” have been achieved.

Peggy Fisher, Esq.
Assistant Director
Division of Corporate Finance
November 17, 2009

The disclosure in Amendment No. 1 has been revised in accordance with your comment. Please see pages 37-38 of the prospectus.

17.	Please tell us why this section does not include the information required by Item 701 of Regulation S-K with respect to your issuance of convertible notes and warrants on June 29, 2007.

Item 15 has been amended to include the issuance of the convertible notes and warrants in June 2007 as well as the amended convertible notes in August 2009. The failure to list these securities in the initial filing was inadvertent.

18.	It appears from your amended Form 8-K filed on August 15, 2008 that there have been two amendments to the agreement listed here as Exhibit 10.3. Please file those amendments as exhibits.

As per your comment, these amendments have now been incorporated by reference.

19.

Please file a dated and signed opinion, not merely a “form.” When you file a revised opinion, ensure that it is updated to reflect any material changes or developments since the date the “form” opinion was provided and filed. We note, for example, that shareholders have approved a name change for the registrant.

A revised form of opinion is filed with Amendment No. 1. (See our response to comment 20 below.) A dated and signed opinion will be filed prior to the submission of the Issuer’s acceleration request.

Peggy Fisher, Esq.
Assistant Director
Division of Corporate Finance
November 17, 2009

20.

The opinion you file to satisfy your obligations under regulation S-K Item 601(b)(5) must opine on the legality of the issuance of each security covered by the registration statement. It appears that current Exhibit 5.1 does not opine as to the “Representative’s warrant” or “Units” included in your fee table. Please file a revised opinion. Ensure that the opinion you file regarding securities that are essentially contractual obligations, like warrants, state whether the securities are binding obligations of the registrant under the state contract law governing the security. We note, for example, the reference to Oregon law in Exhibit 4.3 and to Texas law in Exhibit 4.4.

The opinion has been revised as per your comment. As per your request, it covers the units and the representative’s warrant and the enforceability of the warrants under relevant state law. Please note that it is our firm policy is to include the following statement in all our legal opinions: “We note that we are only admitted to practice in the State of New York.” Usually, where state law other than New York is involved, our opinions will contain a sentence to the effect that we assume the law of the subject state is identical to the law of New York. However, in this case, we have omitted that statement.

Very truly yours,

Morse, Zelnick, Rose & Lander, LLP

By:	/s/ Joel J. Goldschmidt
Joel J. Goldschmidt

cc: Mr. Geoffrey Kruczek, Esq. (703-813-6985)